Exhibit 3.1

AMENDMENT
TO
BYLAWS
OF
PACER INTERNATIONAL, INC.
(a Tennessee corporation)

Adopted July 23, 2013

By action of the Board of Directors on July 23, 2013, Article XI of the Second Amended and Restated Bylaws of Pacer International, Inc. hereby is amended and restated to read as follows:
Unless otherwise provided for in these Bylaws, any notice or other communication may be given or sent by any method of delivery, including oral delivery and electronic transmission, permitted pursuant to, and in accordance with, § 48-11-202 of the Act and may be addressed as provided in that section. Any such notice or other communication, if in comprehensible form or manner, shall be effective as of the date provided in § 48-11-202 of the Act.